UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 10)*

FOX FACTORY HOLDING CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35138V102

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35138V102	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kayne Anderson Rudnick Investment Management, LLC 95-4575414
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A California Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 898,255
	6.	SHARED VOTING POWER 2,490,336
	7.	SOLE DISPOSITIVE POWER 1,010,355
	8.	SHARED DISPOSITIVE POWER 2,490,336
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,691
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.40%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 35138V102	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Virtus Investment Advisers, Inc. 04-2453743
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,490,336
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,490,336
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,490,336
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.97%
12.	TYPE OF REPORTING PERSON (see instructions) IA

FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Kayne Anderson Rudnick Investment Management, LLC on this Schedule 13G.

CUSIP No. 35138V102	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,079,443
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,079,443
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,443
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99%
12.	TYPE OF REPORTING PERSON (see instructions) IV

FOOTNOTES - The amounts reported on this page are also included in the amounts reported by Virtus Investment Advisers, Inc. on this Schedule 13G.

CUSIP No. 35138V102	13G	Page 5 of 10 Pages

Item 1.	(a)	Name of Issuer FOX FACTORY HOLDING CORP

	(b)	Address of Issuer’s Principal Executive Offices 2055 Sugarloaf Circle, Suite 300, Duluth, GA 30097

Item 2.	(a)	Name of Person Filing (1) Kayne Anderson Rudnick Investment Management, LLC (2) Virtus Investment Advisers, Inc. (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

(b)

Address of the Principal Office or, if none, residence

(1)   Kayne Anderson Rudnick Investment Management, LLC

 2000 Avenue of the Stars, Suite 1110, Los Angeles, CA 90067

(2)   Virtus Investment Advisers, Inc.

 One Financial Plaza, Hartford, CT 06103

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

 101 Munson Street, Greenfield, MA 01301

(c)

Citizenship

(1)   Kayne Anderson Rudnick Investment Management, LLC: A California Limited Liability Company

(2)   Virtus Investment Advisers, Inc.: Massachusetts

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: Delaware

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 35138V102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[X]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 35138V102	13G	Page 6 of 10 Pages

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 35138V102	13G	Page 7 of 10 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

(1)   Kayne Anderson Rudnick Investment Management LLC: 3,500,691

(2)   Virtus Investment Advisers, Inc.: 2,490,336

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 2,079,443

(b)	Percent of class: (1) Kayne Anderson Rudnick Investment Management LLC: 8.40% (2) Virtus Investment Advisers, Inc.: 5.97% (3) Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 4.99%
(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

(1)   Kayne Anderson Rudnick Investment Management LLC: 898,255

(2)   Virtus Investment Advisers, Inc.: 0

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 0

(ii)

Shared power to vote or to direct the vote:

(1)   Kayne Anderson Rudnick Investment Management LLC: 2,490,336

(2)   Virtus Investment Advisers, Inc.: 2,490,336

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 2,079,443

(iii)

Sole power to dispose or to direct the disposition of:

(1)   Kayne Anderson Rudnick Investment Management LLC: 1,010,355

(2)   Virtus Investment Advisers, Inc.: 0

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 0

(iv)	Shared power to dispose or to direct the disposition of:

(1)   Kayne Anderson Rudnick Investment Management LLC: 2,490,336

(2)   Virtus Investment Advisers, Inc.: 2,490,336

(3)   Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund: 2,079,443

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] .

Instruction. Dissolution of a group requires a response to this item.

CUSIP No. 35138V102	13G	Page 8 of 10 Pages

Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund has ceased to be a beneficial owner of more than five percent of the class of securities.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

With respect to securities owned by a registered investment company included in this filing, only the custodian for such investment company, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of such investment company participate proportionately in any dividends and distributions so paid.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 35138V102	13G	Page 9 of 10 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kayne Anderson Rudnick Investment Management, LLC

By:	/s/ Michael Shoemaker
Name:	Michael Shoemaker
Title:	Chief Compliance Officer
Date:	November 13, 2024

Virtus Investment Advisers, Inc.

By:	/s/ Chetram Persaud
Name:	Chetram Persaud
Title:	Chief Compliance Officer
Date:	November 13, 2024

Virtus Equity Trust on behalf of Virtus KAR Small Cap Growth Fund

By:	/s/ Daphne Chisolm
Name:	Daphne Chisolm
Title:	Vice President, Counsel and Assistant Secretary
Date:	November 13, 2024

AGREEMENT

JOINT FILING OF SCHEDULE 13G

Kayne Anderson Rudnick Investment Management, LLC (an investment adviser registered under the Investment Advisers Act of 1940), and Virtus Investment Advisers, Inc. (an investment adviser registered under the Investment Advisers Act of 1940) and Virtus Equity Trust (on behalf of Virtus KAR Small-Cap Growth Fund), a Delaware statutory trust, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: February 9, 2024

KAYNE ANDERSON RUDNICK INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael Shoemaker
Michael Shoemaker
Chief Compliance Officer

VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ Chetram Persaud
Chetram Persaud
Chief Compliance Officer

VIRTUS EQUITY TRUST, on behalf of
VIRTUS KAR SMALL-CAP GROWTH FUND

By:	/s/ Daphne Chisolm
Daphne Chisolm
Vice President, Counsel and Assistant Secretary